[logo – Capital Research and Management Company SM]

Capital Research
and Management Company
333 South Hope Street
Los Angeles, California  90071-1406

Phone (213) 486 9447
Fax (213) 486 9455
E-mail: siik@capgroup.com

Steven I. Koszalka
Vice President
Fund Business Management Group

May 19, 2009

U.S. Securities and Exchange Commission
Attn:  Laura Hatch
100 F Street, NE
Washington, DC  20549

Dear Ms. Hatch:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, attached is a request from David H. Shulman to include a proposal for genocide-free investing in certain American Funds’ proxy material and our response regarding our intent to exclude his proposal due to Mr. Shulman’s noncompliance with the eligibility requirements set forth in the Rule.

We were unable to determine that Mr. Shulman continuously held at least $2,000 in market value, or 1%, of the securities of The Investment Company of America, The Bond Fund of America, Inc., Fundamental Investors, Inc., American High-Income Trust, The Cash Management Trust of America and Capital World Growth and Income Fund, Inc. for at least one year by the date he submitted the proposal.

If you have any questions, please contact Herbert Y. Poon at 213/615-0432 or me.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka

Encl.

cc:  David H. Shulman

March 25, 2009

Secretary
The Cash Management Trust of America (CTAXX)
333 South Hope Street
55th Floor
Los Angeles, CA 90071

Re: Shareholder Proposal for 2010 Meeting

Dear Secretary:

I am writing to submit the enclosed shareholder proposal for The Cash Management Trust of America (CTAXX) for inclusion in the fund’s 2010 proxy statement and for presentation at your 2010 shareholder meeting.  I hope that once it is on the ballot, you will take a favorable or neutral stance with regard to the proposal.

I hold ___ shares of The Cash Management Trust of America (CTAXX) in Account # ___ in the name of “_____.”

I am also enclosing a copy of a statement of my account confirming my ownership of said shares.

I have continuously held at least $2,000 of the fund for over a year and it is my intention to continue to do so.

Please confirm receipt of this letter.  If for any reason you choose to exclude this proposal from your proxy please notify me at the above address.

Other shareholders may have submitted this shareholder proposal in support of a campaign initiated by Investors Against Genocide.  If another shareholder has already submitted the same proposal, please consider this a joint submission in support of his/her proposal.

Thank you for your consideration.

Sincerely,

/s/ David H. Shulman

David H. Shulman

Enclosures (2)

Genocide-Free Investing
Shareholder Proposal for The Cash Management Trust of America (CTAXX)

WHEREAS:

American Funds portfolio managers make investment decisions based on financial and legal considerations while seeming to ignore other issues.  Even in the face of the most egregious violations of human rights, such as genocide, American Funds has released no policy to prevent investments that help fund or support such human rights violations.

Ordinary individuals, through their investments in American Funds, may inadvertently invest in companies funding genocide because of investment decisions made on their behalf by American Funds.  With no policy to prevent these problem investments, American Funds may at any time increase its holdings or involve new funds in such problem investments.

We believe that this problem is not merely theoretical, since many mutual funds are large holders of PetroChina, which, through its closely related parent, China National Petroleum Company, is providing funding that the Government of Sudan uses to conduct genocide in Darfur.

We believe that in the face of the most extreme human rights crises investors share responsibility to act, individually and collectively, in addition to the role and responsibility of governments.

We believe that investors do not want their pensions and family savings connected to genocide.  In KRC Research’s 2007 study, 71% of respondents said companies should take extreme cases of human rights abuses, such as genocide, into account rather than base investment decisions solely on economic criteria.  Further, over 150.000 people have objected to financial firms about such problem investments.  Reasonable people may disagree about what constitutes socially responsible investing, but few people want their savings to be complicit in genocide.

We believe that negative publicity resulting from the many national press reports and widespread consumer protests can damage the company’s reputation, hurt employee morale, increase its cost to acquire customers, and reduce the shareholder base for distributing expenses, all of which can negatively impact American Funds shareholders.

We see no compelling reason to invest in companies that fund genocide.  We believe there are ample competitive alternatives and flexibility of investment choices, even with index funds.  As noted by Gary Brinson’s classic study, investment returns are affected much more by asset allocation than individual security selections, so avoiding a small number of problem companies need not result in any significant effect on performance.

Investor pressure has proven effective in influencing foreign governments.  The campaign against Talisman Energy contributed to the January 2005 Comprehensive Peace Agreement between Khartoum and South Sudan.

RESOLVED:

Shareholders request that the Board institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

DISCUSSION:

In addition to preventing future investments in problem companies, the proposal calls for corrective action to address existing investments in problem companies.  If the fund can effectively influence the problem company’s management, then this may be an appropriate action.  If not, the security should be sold.

[logo – Capital Research and Management Company SM]

Capital Research
and Management Company
333 South Hope Street
Los Angeles, California  90071-1406

Phone (213) 486 9447
Fax (213) 486 9455
E-mail: siik@capgroup.com

Steven I. Koszalka
Vice President
Fund Business Management Group

May 19, 2009

Dear Mr. Shulman:

This is in response to your letter received on May 6, 2009.  You have asked to place a genocide-free investing proposal on the upcoming proxies for the following American Funds:  The Investment Company of America (“ICA”), The Bond Fund of America, Inc. (“BFA”), Fundamental Investors, Inc. (“FI”), American High-Income Trust (“AHIT”), The Cash Management Trust of America (“CMTA”), Capital World Growth and Income Fund (“WGI”), The Growth Fund of America, Inc., and Capital Income Builder, Inc.

Rule 14a-8 under the Securities Exchange Act of 1934 states that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the shares of each of these funds entitled to be voted on the proposal at the next meeting for at least one year by the date you submit your proposal.

According to our records, it appears that you have not satisfied the requirements of the Rule with regard to submitting this proposal.  Therefore, your proposal does not qualify for inclusion on future proxy statements of ICA, BFA, FI, AHIT, CMTA and WGI.

If you feel this determination is in error, please contact me at 213/486-9447 or send me account statements verifying that you meet the ownership requirement for ICA, BFA, FI, AHIT, CMTA and WGI within 14 days as required by the Rule.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka

Encl.

cc:    Laura Hatch
        U.S. Securities and Exchange Commission